UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

CBL International Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Wei, Wei & Co., LLP (“WWC”) effective June 23, 2023. The dismissal of WWC has been considered by the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of the Company. Both the Audit Committee and the Board approved the dismissal.

WWC’s reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through June 23, 2023, there have been no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2022 and 2021 and through June 23, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided WWC with a copy of the above disclosure and requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of WWC’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

The Company has appointed Moore Stephens as successor auditor of the Company effective June 23, 2023 to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023. The appointment of Moore Stephens has been considered and approved by both the Audit Committee and the Board.

During the Company’s two most recent fiscal years and through June 23, 2023, neither the Company nor anyone acting on the Company’s behalf consulted Moore Stephens with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

Financial Statements and Exhibits

Exhibit No.	Description
16.1	Letter of Wei, Wei & Co., LLP dated June 23, 2023, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: June 23, 2023	Title:	Chief Executive Officer